

September 10, 2012

Via E-mail
Mr. Bradley M. Colby
Chief Executive Officer
American Eagle Energy Corporation
2549 W. Main Street, Suite 202
Littleton, Colorado 80120

> **Re: American Eagle Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed April 16, 2012**
> **Response Letter dated July 2, 2012**
> **File No. 000-50906**

Dear Mr. Colby:

We have further reviewed your response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

General

1.   We issued comments to you on the annual report and response letter referenced above on July 27, 2012. As of the date of this letter these comments remain outstanding and unresolved. Please submit a written response to the comments in that letter and the additional comments in this letter on EDGAR without further delay.

Financial Statements

Note 3 – Acquisition of American Eagle Energy Inc., page F-16

2.   We have further considered your response to prior comment 2, regarding the merger of
        Eternal Energy Corp. and American Eagle Energy Inc., and your identification of the
        accounting acquirer. Please address the following points with respect to your application
        of FASB ASC 805-10-55-11 through 15.

        - Provide us with a narrative describing the background to the merger, identify all
          participants including the party who initiated the merger, and explain how it was
          determined that Eternal Energy would be the issuer.

        - Tell us whether there are any voting arrangements, options, warrants or
          convertible securities that would allow the former shareholders of Eternal Energy
          with their 20% voting interest in the consolidated entity to override the former
          shareholders of American Eagle Energy Inc. having an 80% voting interest.

        - Please explain the reasons you believe Mr. Colby's 7.6% voting interest would be
          material to your analysis as it does not appear to represent a large minority voting
          interest in the consolidated company.

        - We understand that your board of directors consists of three previous members of
          Eternal Energy Corp's board of directors (although two are identified as
          independent), one previous member of AEE Inc.'s board of directors (who is now
          the chairman of the board), and one additional independent director. In other
          words, you now have two directors (one from each former company) who are not
          independent; and three directors who are independent. Please describe the
          manner by which your shareholders are able to change the composition of the
          board and clarify the nature of any alliances which compromises independence
          among any of the three directors whom you identify as independent.

        - Please submit further details about management within the consolidated entity,
          including a list of all individuals, their date of hire, and the number of hours each
          person works per week, an indication of whether they were previously with
          Eternal Energy Corp., American Eagle Energy Inc., or newly hired, and their title
          and a description of responsibilities.

        - Tell us how these management positions or personnel within these positions may
          be changed, identify any persons who are able to make these decisions
          independently, and describe the level of authority and involvement in these types
          of decisions by the board of directors.

        - Please explain how you applied FASB ASC 805-10-55-12(e) in evaluating
          whether either combining entity would be viewed as paying a premium over the

pre-combination fair value of the other entity. Submit your computations and explain how you determined the fair value of the equity interests of both companies prior to the combination.

- Tell us how the relative size of both companies were computed and evaluated in applying FASB ASC 805-10-55-13. Please also indicate which company owned the properties which the combined companies intend to further develop, and which are expected to contribute materially to future results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief